UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  July 26, 2001

TRADER.COM N.V.
(Exact name of registrant as specified in its charter)
The Netherlands
(State or other jurisdiction
of incorporation)
0-30676
(Commission
File Number)
Not Applicable
(IRS Employer
Identification No.)

Overschiestraat 61
1062 XD Amsterdam, The Netherlands
011-31-20-388-2105
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F  [ X ]            Form 40-F  [   ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

 Yes   [    ]             No  [ X ]
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________.


TRADER.COM N.V.
FORM 6-K
TRADER.COM N.V., a corporation incorporated under the laws of
The Netherlands ("Trader.com"), issued a press release dated
July 26, 2001 announcing TRADER.COM's 2nd quarter 2001 results.
The press release is attached as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein
Any statements contained in the press release that are not historical facts are forward-looking statements. In particular, statements using the words "will", "plans," "expects," "believes," "anticipates," or like terms are by their nature predictions based upon current plans, expectations, estimates, and assumptions. These statements are subject to a number of risks and uncertainties that could significantly affect outcomes, which may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such forward-looking statements.  Specific risks applicable to such forward-looking statements include risks associated with the failure to meet revenue or earnings targets for 2001 and/or changing conditions in the marketplace.  Other risks and uncertainties associated with the businesses of Trader.com may be reviewed in Trader.com's 2000 Annual Report on Form 20-F which is publicly on file with the U.S. Securities and Exchange Commission.
EXHIBITS
Exhibit No.	Exhibit
99.1 Press Release, dated July 26, 2001


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	TRADER.COM N.V.
	(Registrant)


		By:

	Name:  Mr. Francois Jallot
	Title:    CFO





Date : July 26, 2001



EXHIBIT INDEX
Exhibit No.	Exhibit
99.1 Press Release, dated July 26, 2001